Exhibit 3.03

AMENDMENT TO BY-LAWS

OF

STRAYER EDUCATION, INC.

Pursuant to a vote of the Board of Directors of Strayer Education, Inc., adopted at a meeting held on February 10, 2009, Article II, Section 2.9 of the Amended and Restated By-laws of Strayer Education, Inc. is hereby deleted in its entirety and replaced with the following:

Section 2.9.  Voting.

At all meetings of stockholders of the Corporation, each outstanding share of Common Stock as of the record date of the meeting shall be entitled to one vote on each matter submitted to a vote. A majority of all the votes cast at a meeting at which a quorum is present is sufficient to approve any matter which properly comes before the meeting unless otherwise provided by law or the Articles of Incorporation of the Corporation. In the case of voting for the election of directors, each director of the Board of Directors shall be elected by a majority of votes cast with respect to such director at any meeting for the election of directors at which a quorum is present; provided that, if as of a date that is fourteen (14) days in advance of the date the Corporation files its definitive proxy statement with the Securities and Exchange Commission (regardless of whether or not the proxy statement is thereafter revised or supplemented), the number of director nominees exceeds the number of directors to be elected, then each director shall be elected by a plurality of the votes cast in person or by proxy at such meeting. For purposes of the third sentence of this Section 2.9, a majority of the votes cast means that the number of votes “for” a director nominee exceeds the number of votes “against” that director nominee.

Adopted and effective as of February 10, 2009